UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Transaction in Own Shares

June 01, 2023

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 01 June 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
01/06/2023	932,695	£ 22.5900	£ 22.1500	£ 22.3372	LSE	GBP
01/06/2023	-	-	-	-	Chi-X (CXE)	GBP
01/06/2023	-	-	-	-	BATS (BXE)	GBP
01/06/2023	1,360,510	€ 26.7100	€ 26.1500	€ 26.4361	XAMS	EUR
01/06/2023	133,366	€ 26.6950	€ 26.1500	€ 26.3803	CBOE DXE	EUR
01/06/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 4 May 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 4 May 2023 up to and including 21 July 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

20230601_Shell RNS - full version

Transaction in Own Shares

June 02, 2023

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 02 June 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
02/06/2023	531,424	£ 22.9300	£ 22.6300	£ 22.8194	LSE	GBP
02/06/2023	-	-	-	-	Chi-X (CXE)	GBP
02/06/2023	-	-	-	-	BATS (BXE)	GBP
02/06/2023	653,375	€ 27.0750	€ 26.6950	€ 26.9206	XAMS	EUR
02/06/2023	-	-	-	-	CBOE DXE	EUR
02/06/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 4 May 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 4 May 2023 up to and including 21 July 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

20230602_Shell RNS - full version

Transaction in Own Shares

June 05, 2023

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 05 June 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
05/06/2023	1,022,041	£ 23.2600	£ 22.8650	£ 23.0135	LSE	GBP
05/06/2023	-	-	-	-	Chi-X (CXE)	GBP
05/06/2023	-	-	-	-	BATS (BXE)	GBP
05/06/2023	1,333,978	€ 27.3450	€ 26.8800	€ 27.0426	XAMS	EUR
05/06/2023	-	-	-	-	CBOE DXE	EUR
05/06/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 4 May 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 4 May 2023 up to and including 21 July 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20230605_Shell RNS - full version

Transaction in Own Shares

June 06, 2023

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 06 June 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
06/06/2023	1,639,582	£ 22.8050	£ 22.2300	£ 22.4661	LSE	GBP
06/06/2023	240,924	£ 22.8000	£ 22.2300	£ 22.4871	Chi-X (CXE)	GBP
06/06/2023	69,090	£ 22.8000	£ 22.2400	£ 22.4670	BATS (BXE)	GBP
06/06/2023	1,733,345	€ 26.8600	€ 26.1650	€ 26.4875	XAMS	EUR
06/06/2023	536,107	€ 26.8600	€ 26.1650	€ 26.4907	CBOE DXE	EUR
06/06/2023	93,407	€ 26.8400	€ 26.1750	€ 26.4777	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 4 May 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 4 May 2023 up to and including 21 July 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20230606_Shell RNS - full version

Transaction in Own Shares

June 07, 2023

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 07 June 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
07/06/2023	719,930	£ 22.8100	£ 22.4900	£ 22.6782	LSE	GBP
07/06/2023	-	-	-	-	Chi-X (CXE)	GBP
07/06/2023	-	-	-	-	BATS (BXE)	GBP
07/06/2023	840,482	€ 26.9200	€ 26.5100	€ 26.7546	XAMS	EUR
07/06/2023	-	-	-	-	CBOE DXE	EUR
07/06/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 4 May 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 4 May 2023 up to and including 21 July 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

20230607_Shell RNS - full version

Transaction in Own Shares

June 08, 2023

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 08 June 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
08/06/2023	195,876	£ 23.1150	£ 22.9450	£ 23.0344	LSE	GBP
08/06/2023	-	-	-	-	Chi-X (CXE)	GBP
08/06/2023	-	-	-	-	BATS (BXE)	GBP
08/06/2023	600,738	€ 27.2700	€ 27.0350	€ 27.1376	XAMS	EUR
08/06/2023	-	-	-	-	CBOE DXE	EUR
08/06/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 4 May 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 4 May 2023 up to and including 21 July 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20230608_Shell RNS - full version

Transaction in Own Shares

June 09, 2023

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 09 June 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
09/06/2023	1,289,970	£ 23.1200	£ 22.7350	£ 22.9312	LSE	GBP
09/06/2023	-	-	-	-	Chi-X (CXE)	GBP
09/06/2023	-	-	-	-	BATS (BXE)	GBP
09/06/2023	951,405	€ 27.2950	€ 26.9200	€ 27.1206	XAMS	EUR
09/06/2023	-	-	-	-	CBOE DXE	EUR
09/06/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 4 May 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 4 May 2023 up to and including 21 July 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20230609_Shell RNS - full version

Transaction in Own Shares

June 12, 2023

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 12 June 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
12/06/2023	1,739,497	£ 23.0250	£ 22.6800	£ 22.7954	LSE	GBP
12/06/2023	-	-	-	-	Chi-X (CXE)	GBP
12/06/2023	-	-	-	-	BATS (BXE)	GBP
12/06/2023	2,093,000	€ 27.1650	€ 26.7600	€ 26.9388	XAMS	EUR
12/06/2023	287,457	€ 26.9500	€ 26.7650	€ 26.8797	CBOE DXE	EUR
12/06/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 4 May 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 4 May 2023 up to and including 21 July 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

20230612_Shell RNS - full version.pdf

Transaction in Own Shares

June 13, 2023

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 13 June 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
13/06/2023	879,359	£ 23.1200	£ 22.7800	£ 22.9149	LSE	GBP
13/06/2023	-	-	-	-	Chi-X (CXE)	GBP
13/06/2023	-	-	-	-	BATS (BXE)	GBP
13/06/2023	695,615	€ 27.2500	€ 26.8650	€ 27.0075	XAMS	EUR
13/06/2023	-	-	-	-	CBOE DXE	EUR
13/06/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 4 May 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 4 May 2023 up to and including 21 July 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20230613_Shell RNS - full version

Transaction in Own Shares

June 14, 2023

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 14 June 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
14/06/2023	746,404	£ 23.2400	£ 23.0200	£ 23.1159	LSE	GBP
14/06/2023	-	-	-	-	Chi-X (CXE)	GBP
14/06/2023	-	-	-	-	BATS (BXE)	GBP
14/06/2023	511,076	€ 27.4100	€ 27.2500	€ 27.3550	XAMS	EUR
14/06/2023	-	-	-	-	CBOE DXE	EUR
14/06/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 4 May 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 4 May 2023 up to and including 21 July 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

20230614_Shell RNS - full version.pdf

Transaction in Own Shares

June 15, 2023

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 15 June 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
15/06/2023	299,518	£ 23.3300	£ 23.1550	£ 23.2656	LSE	GBP
15/06/2023	-	-	-	-	Chi-X (CXE)	GBP
15/06/2023	-	-	-	-	BATS (BXE)	GBP
15/06/2023	102,847	€ 27.4700	€ 27.3900	€ 27.4497	XAMS	EUR
15/06/2023	-	-	-	-	CBOE DXE	EUR
15/06/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 4 May 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 4 May 2023 up to and including 21 July 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

20230615_Shell RNS - full version.pdf

Transaction in Own Shares

June 16, 2023

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 16 June 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
16/06/2023	1,063,288	£ 23.4300	£ 23.2150	£ 23.3314	LSE	GBP
16/06/2023	-	-	-	-	Chi-X (CXE)	GBP
16/06/2023	-	-	-	-	BATS (BXE)	GBP
16/06/2023	28,119	€ 27.5700	€ 27.5350	€ 27.5493	XAMS	EUR
16/06/2023	-	-	-	-	CBOE DXE	EUR
16/06/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 4 May 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 4 May 2023 up to and including 21 July 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

20230616_Shell RNS - full version.pdf

Transaction in Own Shares

June 19, 2023

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 19 June 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
19/06/2023	335,221	£ 23.4700	£ 23.2200	£ 23.3861	LSE	GBP
19/06/2023	-	-	-	-	Chi-X (CXE)	GBP
19/06/2023	-	-	-	-	BATS (BXE)	GBP
19/06/2023	1,831,660	€ 28.0100	€ 27.5800	€ 27.8576	XAMS	EUR
19/06/2023	335,842	€ 28.0100	€ 27.5750	€ 27.8404	CBOE DXE	EUR
19/06/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 4 May 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 4 May 2023 up to and including 21 July 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20230619_Shell RNS - full version.pdf

Transaction in Own Shares

June 20, 2023

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 20 June 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
20/06/2023	696,540	£ 23.4300	£ 23.0950	£ 23.2703	LSE	GBP
20/06/2023	-	-	-	-	Chi-X (CXE)	GBP
20/06/2023	-	-	-	-	BATS (BXE)	GBP
20/06/2023	2,303,000	€ 27.7650	€ 27.2900	€ 27.5361	XAMS	EUR
20/06/2023	250,000	€ 27.6500	€ 27.3000	€ 27.4846	CBOE DXE	EUR
20/06/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 4 May 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 4 May 2023 up to and including 21 July 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

20230620_Shell RNS - full version.pdf

Transaction in Own Shares

June 21, 2023

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 21 June 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
21/06/2023	335,011	£ 23.5600	£ 23.2550	£ 23.3900	LSE	GBP
21/06/2023	-	-	-	-	Chi-X (CXE)	GBP
21/06/2023	-	-	-	-	BATS (BXE)	GBP
21/06/2023	663,556	€ 27.8600	€ 27.4400	€ 27.6889	XAMS	EUR
21/06/2023	-	-	-	-	CBOE DXE	EUR
21/06/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 4 May 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 4 May 2023 up to and including 21 July 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20230621_Shell RNS - full version.pdf

Transaction in Own Shares

June 22, 2023

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 22 June 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
22/06/2023	1,748,101	£ 23.5300	£ 23.2450	£ 23.3415	LSE	GBP
22/06/2023	-	-	-	-	Chi-X (CXE)	GBP
22/06/2023	-	-	-	-	BATS (BXE)	GBP
22/06/2023	373,516	€ 27.5750	€ 27.3650	€ 27.4741	XAMS	EUR
22/06/2023	-	-	-	-	CBOE DXE	EUR
22/06/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 4 May 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 4 May 2023 up to and including 21 July 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20230622_Shell RNS - full version.pdf

Transaction in Own Shares

June 23, 2023

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 23 June 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
23/06/2023	1,956,557	£ 23.3550	£ 22.9700	£ 23.1854	LSE	GBP
23/06/2023	261,407	£ 23.3600	£ 22.9600	£ 23.2107	Chi-X (CXE)	GBP
23/06/2023	334,555	£ 23.3550	£ 22.9650	£ 23.2048	BATS (BXE)	GBP
23/06/2023	1,894,094	€ 27.6150	€ 27.1950	€ 27.4640	XAMS	EUR
23/06/2023	532,074	€ 27.6100	€ 27.2050	€ 27.4977	CBOE DXE	EUR
23/06/2023	118,174	€ 27.6000	€ 27.2100	€ 27.4840	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 4 May 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 4 May 2023 up to and including 21 July 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

20230623_Shell RNS - full version.pdf

Transaction in Own Shares

June 26, 2023

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 26 June 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
26/06/2023	535,853	£ 23.4000	£ 22.9100	£ 23.3220	LSE	GBP
26/06/2023	-	-	-	-	Chi-X (CXE)	GBP
26/06/2023	-	-	-	-	BATS (BXE)	GBP
26/06/2023	956,361	€ 27.5500	€ 27.1500	€ 27.4758	XAMS	EUR
26/06/2023	265,398	€ 27.5500	€ 27.1600	€ 27.4748	CBOE DXE	EUR
26/06/2023	61,200	€ 27.5500	€ 27.1850	€ 27.4629	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 4 May 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 4 May 2023 up to and including 21 July 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

20230626_Shell+RNS+-+full+version.pdf

Transaction in Own Shares

June 27, 2023

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 27 June 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
27/06/2023	1,552,852	£ 23.3850	£ 23.1050	£ 23.2467	LSE	GBP
27/06/2023	324,000	£ 23.3800	£ 23.1150	£ 23.2377	Chi-X (CXE)	GBP
27/06/2023	766,047	£ 23.3800	£ 23.1100	£ 23.2389	BATS (BXE)	GBP
27/06/2023	1,109,487	€ 27.4500	€ 27.2300	€ 27.3604	XAMS	EUR
27/06/2023	400,000	€ 27.4450	€ 27.2300	€ 27.3617	CBOE DXE	EUR
27/06/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 4 May 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 4 May 2023 up to and including 21 July 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20230627_Shell+RNS+-+full+version.pdf

Transaction in Own Shares

June 28, 2023

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 28 June 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
28/06/2023	686,509	£ 23.2850	£ 23.0550	£ 23.2046	LSE	GBP
28/06/2023	-	-	-	-	Chi-X (CXE)	GBP
28/06/2023	-	-	-	-	BATS (BXE)	GBP
28/06/2023	2,228,000	€ 27.4700	€ 26.9250	€ 27.2068	XAMS	EUR
28/06/2023	605,000	€ 27.4700	€ 26.9300	€ 27.2020	CBOE DXE	EUR
28/06/2023	131,985	€ 27.4700	€ 26.9250	€ 27.2039	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 4 May 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 4 May 2023 up to and including 21 July 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20230628_Shell+RNS+-+full+version.pdf

Transaction in Own Shares

June 29, 2023

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 29 June 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
29/06/2023	-	-	-	-	LSE	GBP
29/06/2023	-	-	-	-	Chi-X (CXE)	GBP
29/06/2023	-	-	-	-	BATS (BXE)	GBP
29/06/2023	2,174,239	€ 27.5800	€ 27.2250	€ 27.4170	XAMS	EUR
29/06/2023	589,000	€ 27.5750	€ 27.2300	€ 27.4169	CBOE DXE	EUR
29/06/2023	125,668	€ 27.5700	€ 27.2400	€ 27.4175	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 4 May 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 4 May 2023 up to and including 21 July 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

20230629_Shell RNS - full version.pdf

Transaction in Own Shares

June 30, 2023

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 30 June 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
30/06/2023	33,535	£ 23.4650	£ 23.4250	£ 23.4485	LSE	GBP
30/06/2023	-	-	-	-	Chi-X (CXE)	GBP
30/06/2023	-	-	-	-	BATS (BXE)	GBP
30/06/2023	33,150	€ 27.6650	€ 27.6150	€ 27.6478	XAMS	EUR
30/06/2023	-	-	-	-	CBOE DXE	EUR
30/06/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 4 May 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 4 May 2023 up to and including 21 July 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20230630_Shell+RNS+-+full+version.pdf

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statement on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: July 7, 2023	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary